FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               As at July 31, 2003


                               CIK Number 1028277


                          ANOORAQ RESOURCES CORPORATION

                       800 West Pender Street, Suite 1020
                           Vancouver, British Columbia
                                 Canada V6C 2V6


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

   Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            By: /s/ Jeffrey R. Mason
               Director and Chief Financial Officer and Secretary


                              Date: July 31, 2003

     * Print the name and title of the signing officer under his signature.

                          ANOORAQ RESOURCES CORPORATION
                                QUARTERLY REPORT
                                  JULY 31, 2003

                       MANAGEMENT DISCUSSION AND ANALYSIS

Anooraq Resources Corporation ("Anooraq") is engaged in mineral exploration for platinum group metals ("PGM") on its Platreef Project in the Republic of South Africa. Anooraq's property interests are dominantly held though its wholly owned South African subsidiary, Plateau Resources (Pty) Limited ("Plateau").

Anooraq's interests include 19 properties extending approximately 45 kilometres along the northern limb of the Bushveld Intrusive Complex. The land package is subdivided into the North Block, Central Block, Rietfontein Block and South Block. The Central Block includes properties originally held by Plateau as well as a few additional ones acquired over time, lying immediately north of ground held by Potgietersrust Platinums, a subsidiary of Anglo Platinum Corporation. The North Block includes a group of six properties, located north of the Central Block, acquired under an agreement with Rustenburg Platinum Mines ("RPM"). The Rietfontein Block consists solely of the Rietfontein 2KS farm (farms are the name for mineral properties in South Africa) and is located south of the Potgietersrust Platinums property. The South Block consists of five farms, also held under the RPM agreement, which are located approximately 45 kilometres south of the Central Block in an area called Grass Valley.

The potential for the discovery of deposits that are amenable to low cost, open pit development has made the Bushveld's northern limb a global focus of PGM exploration. The Potgietersrust Platinums property hosts eight PGM deposits, including the Sandsloot open pit operation. The Drenthe deposit is located on Anooraq's Central Block, which lies just north of the Potgietersrust Platinums ground. Anooraq announced a significant resource for the Drenthe deposit in February 2003. Further to the south, African Minerals Ltd. ("African Minerals"), a private company, has been drilling with multiple rigs for over a year, outlining mineralization on its Turfspruit 241KR farm, which is adjacent to Anooraq's Rietfontein 2KS farm. In the Grass Valley area, Pan Palladium Limited has outlined significant mineral resources in two deposits, lying immediately east of Anooraq's South Block property.

The Company has initiated drilling programs at the Central and South Blocks to test targets established from previous work and to meet property maintenance requirements for several of the mineral tenures.

Central Block

In early 2003, Anooraq commissioned the South African geological consulting firm, GeoActiv (Pty) Ltd., to assess the mineral resource in the Drenthe deposit on the Central Block. Deon Vermaakt, Ph.D., Pr. Sci. Nat., is the independent qualified person for the mineral resource that was estimated and classified using mineral industry standard methods in accordance with Canadian National Instrument 43-101.

Forty-three holes were used in the estimate, including eight holes drilled by Plateau in 1998 and 35 holes drilled by Anooraq in 2000. Average spacing of holes over a 700-metre section in the southern part of the deposit is 50 metres along strike. One to four holes have been drilled on each section and intersect the mineralized Platreef horizon at about 75-metre intervals down-dip. In the northern part of the deposit, the average drill spacing is 200 metres along strike. The estimated inferred mineral resource, 99.4 million tonnes grading
1.31 g/t PGM + Au  (0.600  g/t Pt + 0.632 g/t Pd + 0.012 g/t Rh + 0.063 g/t Au),
0.15% Ni and 0.10% Cu and containing 4.1 million ounces of PGM + Au, was announced during the quarter. The deposit has not been fully delineated. There is good potential to expand the resource with further drilling.

Rietfontein Block

On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("AML"), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (year one completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein.

The main Platreef horizon straddles the boundary of Rietfontein 2KS and the adjacent Turfspruit 241KR farm held by African Minerals. African Minerals completed 36 vertical core holes along a southeast trend on Rietfontein between May and November 2002. The holes are typically spaced at 100 to 200 metre intervals along the strike length and up to 150 metres across the width of the Platreef pyroxenite. Thick intersections of PGM (Pt + Pd) + Au, Ni and Cu mineralization were encountered in most of the holes, outlining a deposit that begins at a shallow depth, dips from 30 to 70 degrees to the west and is continuous over approximately 1,450 metres of strike length.

There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, which may be resolved by arbitration, pursuant to the terms of the earn-in agreement.

South Block

Airborne geophysics, soil geochemistry and geological mapping were carried out on the South Block properties in mid-2002. Airborne geophysical surveys indicate a pronounced magnetic high that trends, largely, southwestward across Anooraq's ground. A Pt-Pd-Chromium soil anomaly, 5.4 kilometres long and up to 1.2 kilometres in width, was also outlined that coincides with interpreted subcrop of a pyroxenite unit. This pyroxenite is thought to be part of the same unit that hosts Pan Palladium Limited's northern and southern deposits, lying immediately to the east of the South Block.

The Company initiated a drilling program at South Block in early June 2003, consisting of 10 core drill holes to test this preliminary geological model. Some structural complexities were encountered. A second phase of drilling is underway to further test the model and for mineralized horizons.

Market Trends

Platinum prices have been strong in 2003, averaging about US$665/oz in the year-to-date. Palladium prices have recently increased, reaching US$226/oz in September.

Although volatile, gold prices have continued to improve in 2003, reaching new highs of over US$380/oz in September. The average gold price for the year to date is approximately US$352/oz.

Nickel prices have increased to about US$4.40/lb in September 2003, and copper has traded at over US$0.80/lb since the beginning of September.

Financial Review

In May 2003, Anooraq completed a private placement consisting of 1.4 million common shares of the Company at a price of $0.52 per share for net proceeds of $728,000. In late July, Anooraq received gross proceeds of $3.15 million from the exercise of 4.5 million share purchase warrants. The proceeds will be used for exploration programs on the Company's extensive platinum group metals-nickel properties on the Northern Limb of the Bushveld Complex.

At July 31, 2003, Anooraq had a positive working capital position of $5.2 million as compared to $2.2 million at the end of the previous quarter. The Company had 38,177,463 common shares outstanding.

Results of Operations

The year-to-date expenditures are $1,838,957, compared to $1,430,219 in the first nine months of fiscal 2002. Corresponding exploration expenditures over the 2003 fiscal year have been $1,182,096 as compared to $430,487 in fiscal 2002.

Expenses in the third quarter of fiscal 2003 were $631,082, as compared to $555,050 in the previous quarter and $900,398 in the third quarter of fiscal 2002. The most significant expenditures continue to be on exploration. These costs totaled $427,985 in the third quarter compared to $369,316 in the second quarter and $193,977 spent in the third quarter of fiscal 2002.

The highest exploration expenditures in the third quarter were on geological and consulting, and drilling. Geological and consulting costs of $168,322 are a slight decrease from the $194,795 spent in the previous quarter but an increase from the $109,475 spent in the third quarter of fiscal 2002. The costs are related to planning and carrying out a drilling program at South Block. Ten drill holes, totaling 1,422 metres, were drilled, accounting for the $105,650 in drilling costs during the quarter. The other significant expenditure was $64,706 on site activities. This is an increase from the $49,533 spent in the previous quarter and the $37,544 spent in the third quarter of fiscal 2002. Site activities expenditures are related to maintaining the field office in South Africa and increased due to activities associated with the drilling program.

As exploration activities on the property have increased since early fiscal 2002, the cost of supporting administrative activities has also increased to $203,097 from $140,991 in the previous quarter due to increases in salaries and benefits and conference and travel expenses. The highest administrative cost during the quarter was $58,307 spent on salaries and benefits, similar to the $61,638 spent in the second quarter. Conference and travel costs increased to $42,549 from $19,883, related to increased travel to South Africa. Shareholder communications costs of $34,854 are also significant but are a decrease from the previous quarter. All of these costs have decreased from the third quarter of fiscal 2002.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In the third quarter of fiscal 2003 Anooraq incurred costs of $259,405 from HDI, compared to $294,470 in the previous quarter and $897,257 in the year-to-date. The Company has accounts receivable totalling $512,325 from HDI and Mainland Exploration Limited Partnership, which has certain directors in common with HDI, at July 31, 2003.

                    ANOORAQ RESOURCES CORPORATION
                  CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE NINE MONTHS ENDED JULY 31, 2003

                   (Expressed in Canadian Dollars)

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)


================================================================================
                                                 July 31,            October 31,
                                                     2003                   2002
                                   note        (unaudited)             (audited)
--------------------------------------------------------------------------------

Assets

Current assets
   Cash and equivalents..........             $ 4,822,470          $  3,005,236
   Amounts receivable ...........   4             613,542               310,423
   Prepaid expenses .............                  27,021                53,035
--------------------------------------------------------------------------------
                                                5,463,033             3,368,694

Amounts receivable ..............   4             119,866               119,285
Equipment .......................   5              20,957                37,627
Mineral property interests ......   6           4,200,000             4,200,000
--------------------------------------------------------------------------------
                                              $ 9,803,856          $  7,725,606
================================================================================

Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable and accrued liabilities  $    275,217          $     92,114
--------------------------------------------------------------------------------

Shareholders' equity
   Share capital ................   7          23,716,305            20,048,474
   Contributed surplus ..........   7(c)           37,103                    -
   Deficit ......................             (14,224,769)          (12,414,982)
--------------------------------------------------------------------------------
                                                9,528,639             7,633,492

--------------------------------------------------------------------------------
                                              $ 9,803,856          $  7,725,606
================================================================================
See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen                              /s/ Jeffrey R. Mason

Ronald W. Thiessen                                  Jeffrey R. Mason
Director                                            Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

================================================================================
                                     Three months               Nine months
                                     ended July 31             ended July 31
                                   ----------------         -----------------
                                    2003       2002         2003         2002
--------------------------------------------------------------------------------

Revenue
   Interest .................. $  10,041   $  4,113    $   29,170   $    14,348
--------------------------------------------------------------------------------
Expenses
   Conference and travel .....    42,549      84,037      108,085       112,742
   Consulting ................     7,280           -       28,827            -
   Depreciation ..............         -         364            -         1,093
   Exploration (statement) ...   427,985     193,977    1,182,096       430,487
   Foreign exchange ..........    30,189           -      (14,655)           -
   Legal, accounting and audit     3,391      15,944       17,872        53,407
   Office and administration .    19,577      51,329       75,122       140,500
   Salaries and benefits .....    58,307     119,920      290,412       200,841
   Shareholders communications    34,854     428,298      132,493       475,207
   Trust and filing ..........     6,950       6,529       18,705        15,942
--------------------------------------------------------------------------------
                               $ 631,082     900,398   $1,838,957   $ 1,430,219

--------------------------------------------------------------------------------
Loss for the period            $(621,041)  $(896,285) $(1,809,787)  $(1,415,871)
================================================================================

Basic and diluted loss per common share
(note 3)                       $   (0.02)  $   (0.03) $     (0.06)  $     (0.05)
================================================================================

Weighted average number of common
  shares outstanding          33,266,593  28,464,639   32,608,829    27,748,755
================================================================================



Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================
                                                       Nine months ended July 31
                                                       -------------------------
                                                             2003          2002
--------------------------------------------------------------------------------
Deficit, beginning of period                        $ (12,414,982) $(10,050,886)
Loss for the period                                    (1,809,787)   (1,415,871)
--------------------------------------------------------------------------------
Deficit, end of period                              $ (14,224,769) $(11,466,757)
================================================================================

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)
====================================================================================================================================
                                                                             Three months ended July 31    Nine months ended July 31
                                                                             ..........................    .........................
Cash provided by (used for):                                                       2003            2002          2003          2002
------------------------------------------------------------------------------------------------------------------------------------

Operating activities
   Loss for the period ...................................................  $  (621,041)   $   (896,285)  $(1,809,787)  $(1,415,871)
   Items not involving cash
       Depreciation ......................................................         -                364          -            1,093
       Depreciation included in exploration expenses .....................        5,948           3,063        16,670        19,059
       Stock-based compensation (note 7(c)) ..............................       15,180            -           37,103            -
       Shares issued for property option and
         assignment agreements ...........................................         -               -           93,750            -
   Changes in non-cash operating working capital
       Amounts receivable ................................................     (279,026)        (15,579)     (303,700)        1,798
       Prepaid expenses ..................................................        5,953        (106,846)       26,014      (115,638)
       Accounts payable and accrued liabilities ..........................      168,635         (45,303)      183,103       (92,922)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               (704,351)     (1,060,586)   (1,756,847)   (1,602,481)
------------------------------------------------------------------------------------------------------------------------------------

Financing activities
   Issuance of common shares for cash ....................................    3,571,841       1,617,110     3,574,081     1,617,110

------------------------------------------------------------------------------------------------------------------------------------
Decrease in cash and equivalents .........................................    2,867,490         556,524     1,817,234        14,629
Cash and equivalents, beginning of period ................................    1,954,980       1,566,026     3,005,236     2,107,921
------------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of period ......................................  $ 4,822,470   $   2,122,550  $  4,822,470   $ 2,122,550
====================================================================================================================================

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

====================================================================================================================================
                                                                              Three months ended July 31  Nine months ended July 31
                                                                              --------------------------  --------------------------
                                                                             2003             2002             2003            2002
------------------------------------------------------------------------------------------------------------------------------------
Assays and analysis .............................................     $     4,802      $         -      $   119,616     $         -
Cost recovery on joint venture ..................................             -            (34,940)             -           (83,661)
Depreciation ....................................................           5,948            3,063           16,670          19,059
Drilling ........................................................         105,650              -            105,650             -
Engineering .....................................................          18,797           14,682           43,292          13,457
Environmental and socioeconomic .................................          19,573            3,405           33,629          14,903
Geological and consulting .......................................         168,322          109,475          454,778         255,617
Graphics ........................................................           5,407           22,073           22,867          47,251
Property fees and assessments ...................................          (6,181)          15,697           48,234          36,121
Property option payments ........................................          10,000              -            103,750             -
Site activities .................................................          64,706           37,544          142,495          86,137
Transportation ..................................................          30,961           22,978           91,115          41,603
------------------------------------------------------------------------------------------------------------------------------------
Incurred during the period, to statements of operations .........         427,985          193,977        1,182,096         430,487
Cumulative expenditures, beginning of period ....................       6,771,399        5,277,711        6,017,288       5,041,201
------------------------------------------------------------------------------------------------------------------------------------
Cumulative expenditures, end of period ..........................     $ 7,199,384      $ 5,471,688      $ 7,199,384     $ 5,471,688
====================================================================================================================================

See accompanying notes to consolidated financial statements

Anooraq Resources Corporation
Notes to Consolidated Financial Statements
For the period ended July 31, 2003
(Expressed in Canadian Dollars)
(Unaudited)

1.       Continuing  operations

         The Company is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral properties. The Company has pursued mineral property interests in Canada, Mexico and the Republic of South Africa and is currently focusing its attention on the Platreef Property, located on the Bushveld Complex in South Africa (note 6).

         As at the date of these consolidated financial statements, the Company has not yet identified a body of commercial grade ore on any of its properties. The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to address any environmental, regulatory or other issues which may arise in the course of developing the property.

         These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.       Basis of presentation and principles of  consolidation

         These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

         The consolidated financial statements include the accounts of the Company's wholly-owned Mexican and Cayman Islands subsidiaries, and Plateau Resources (Proprietary) Limited ("Plateau") located in the
         Republic of South Africa. All material intercompany balances and transactions have been eliminated.

3.       Significant  accounting  policies

(a)      Cash and equivalents

         Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(b)      Equipment

         Equipment   is   carried   at  cost  less   accumulated   depreciation.
         Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)      Mineral  property  interests

         Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

         Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(d)      Share capital

         Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Costs incurred to issue common shares are deducted from share capital.

(e)      Income  taxes

         The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)      Loss per share

         Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

         Diluted loss per share is not presented as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(g)      Fair value of financial instruments

         The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

(h)      Translation of foreign currencies

         All of the Company's foreign operations are integrated. Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(i)      Use of estimates

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values and rates for the depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(j)      Stock-based compensation

         The Company has a stock option plan which is described in note 7(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after November 1, 2002, using the fair value based method.

         Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

         No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards (note 7(c)).

         Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(k)      Change in Accounting Policy - Stock-Based Compensation

         Effective November 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented (note 7(c)).

         Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

         The new Recommendations were applied prospectively. The adoption of this new standard resulted in no changes to amounts previously reported.

(l)      Comparative figures

         Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

4.       Amounts receivable

         Amounts receivable comprise the following:
                                                                                    July 31,       October 31,
                                                                                        2003              2002
         -----------------------------------------------------------------------------------------------------
         Employee expense advances                                                 $   1,589         $   1,589
         Hunter Dickinson Inc., and subsidiaries (note 8)                            266,401            10,637
         Mainland Exploration Limited Partnership (note 8)                           245,924           242,516
         Value-added taxes recoverable                                               219,494           174,966
                                                                           -----------------------------------
                                                                                     733,408           429,708
         Less: non-current portion                                                  (119,866)         (119,285)
                                                                           -----------------------------------
                                                                                   $ 613,542         $ 310,423
                                                                           ===================================
5.       Equipment
                                       July 31, 2003                                  October 31, 2002
                        ---------------------------------------------    -------------------------------------------
                                Cost      Accumulated       Net book            Cost     Accumulated       Net book
                                         depreciation          value                    depreciation          value
                        ---------------------------------------------    -------------------------------------------
         Office             $ 30,421          $29,995         $  426        $ 30,421         $24,321        $ 6,100
         Vehicles             68,769           48,238         20,531          68,769          37,242         31,527
                        ---------------------------------------------    -------------------------------------------
                            $ 99,190          $78,233       $ 20,957        $ 99,190         $61,563       $ 37,627
                        =============================================    ===========================================


6.       Mineral property interests

         Mineral Property Acquisition Costs                                 Nine months ended   Year ended October
                                                                                July 31, 2003             31, 2002
                                                                    -----------------------------------------------
            Platreef Property, South Africa
              Balance, beginning of the year                                      $ 4,200,000          $         -
              Incurred during the period                                                    -            4,200,000
                                                                    -----------------------------------------------
         Balance, end of period                                                   $ 4,200,000          $ 4,200,000
                                                                    ===============================================

         See Consolidated Statements of Exploration Expenses.

(a)      Platreef Property, Bushveld Complex, Republic of South Africa

         In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Bushveld Complex in South Africa.

         Under the share purchase agreement Anooraq was to acquire a 70% interest in Plateau by investing $10,000,000 for exploration of the properties over a four-year period. In the event Anooraq elected to acquire the full 100% interest in Plateau, a second stage transaction would provide that Anooraq would then acquire the remaining 30% interest by purchasing it from Pinnacle in consideration of issuing common shares of Anooraq such that Pinnacle would hold 30% of Anooraq's outstanding share capital after the transaction, subject to certain adjustments.

         The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc. ("Gladiator"), pursuant to which Anooraq would issue shares in stages to Gladiator as it proceeded with investments in Plateau. To July 31, 2003, 378,500 shares had been issued to Gladiator under this agreement.

         On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in a portion of the Elandsfontein 766 LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Pty) Limited (the "Heads of" Agreement). The option requires staged issuances totalling 500,000 common shares of the Company (266,667 shares issued to July 31, 2003) and aggregate cash payments of US$350,000 (of which US$19,750 and Cdn$15,000 have been paid).

         In July 2001, Plateau acquired the right to purchase a 100 percent interest in farms Hamburg 737 LR (2,126 hectares) and Elandsfontein 766 LR Portion 1 (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these farms, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

         On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the 4,000 outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares at an aggregate cost of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants exercisable at $0.70 until August 28, 2003. These warrants were exercised in their entirety in July 2003.

         On October 10, 2001, the Company completed an agreement with African Minerals Ltd. ("AML"), a private affiliate of Ivanhoe Capital Corporation, whereby AML has the right to earn a 50% joint venture interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, AML must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (year one completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of AML's exploration activities. The Company and AML are currently in discussions over these matters, which may be resolved by arbitration, pursuant to the terms of the earn-in agreement. As a further condition of the agreement, an AML affiliate participated to the extent of $520,000 in the Company's August 2001 $3.1 million private placement equity financing (note 7(f)). A finder's fee of 300,000 common shares is due and payable in relation to this joint venture transaction, pending TSXV approval upon receipt of adequate project expenditure documentation from AML.

         In April 2002, the Company acquired the Noord Holland 775 LR farm (1,229 hectares) from the South African Department of Mines and Energy, bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares.

         On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a subsidiary of Anglo Platinum Corporation ("Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex, South Africa. Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five. When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

(b)      La Dicha Property, Mexico

         During 1998, the Company acquired an option to purchase a 100% interest in the La Dicha property, located near Chilpancingo, Mexico, in consideration for total payments of US$500,000 (of which US$30,000 has been paid) and the issuance of 350,000 common shares of the Company in stages over four years. Subsequent to the date of the agreement and in contravention of its terms, the property vendor failed to maintain adequate title to five of the fourteen concessions and ownership of these concessions reverted to the Mexican government, which subsequently granted them to third parties pursuant to a public auction during the 1999 fiscal year. The Company terminated all payments to the property vendor during the 1999 fiscal year. The Company's remaining ownership interests, which were carried at a nominal value of $1, lapsed during the 2002 fiscal year and accordingly, were expensed in the 2002 fiscal year.

7.       Share capital

(a)      Authorized share capital

         Authorized share capital consists of 200,000,000 common shares without par value.

(b)      Issued share capital

                                                                                 Number of
          Common shares issued and outstanding                     Price            Shares     Dollar Amount
         ----------------------------------------------------------------------------------------------------
          Balance, October 31, 2001                                             27,384,880       $16,708,903
          Issued during 2002:
             Share purchase options exercised                     $ 0.50            14,500             7,250
             Share purchase options exercised                     $ 0.60             7,000             4,200
             Warrants exercised                                   $ 0.70         4,482,800         3,137,960
             Private placement, net of issue costs                $ 0.70           259,283           190,161
         ----------------------------------------------------------------------------------------------------
          Balance, October 31, 2002                                             32,148,463      $ 20,048,474
             Shares issued for property option                    $ 0.75           125,000            93,750
             Share purchase options exercised                     $ 0.56             4,000             2,240
             Warrants exercised                                   $ 0.70         4,500,000         2,892,227
             Private placement, net of issue costs                $ 0.52         1,400,000           679,614
         ----------------------------------------------------------------------------------------------------
          Balance, July 31, 2003                                                38,177,463      $ 23,716,305
         ====================================================================================================

(c)      Share Incentive Plan

         Under the terms of the shareholder-approved Share Incentive Plan, the Company at July 31, 2003 had reserved up to 6,424,500 share options that are grantable to employees, consultants and directors at the discretion of the Board of Directors.

         As at July 31, 2003, 4,677,000 share purchase options were outstanding and vested with optionees. These options were exercisable at prices ranging from $0.48 to $0.84 per share, as follows:

         Expiry date                            Option          Number of
                                                 price            options
         ---------------------------------- ----------- ------------------
         September 11, 2003                      $0.54             25,000
         October 30, 2003                        $0.60          1,161,000
         November 21, 2003                       $0.60            100,000
         October 29, 2004                        $0.84          2,264,000
         December 11, 2004                       $0.48            856,000
         May 9, 2005                             $0.50              7,000
         July 29, 2005                           $0.60            264,000
                                                        ------------------
                                                                4,677,000
                                                        ==================

         The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the period have been reflected in the statement of operations as follows:

         Exploration - Geological                                $        6,958
         Office and administration                                       30,145
         -----------------------------------------------------------------------
         Total compensation cost recognized in operations,
          credited to contributed surplus                        $       37,103
         =======================================================================

         Had the Company used the fair value  method to  determine  compensation cost for directors,  officers and employees,  the Company's loss, basic loss per share,  and diluted  loss per share for the nine months  ended
         July 31, 2003 would have been as follows:
                                                                                                             Diluted
                                                                                            Basic loss      loss per
                                                                                    Loss     per share         share
                                                                            -----------------------------------------
         As reported                                                        $(1,809,787)       $(0.06)       $(0.06)
         Estimated fair value of non-cash stock-based
           compensation to directors, officers and employees                    (80,085)        (0.00)        (0.00)
         ------------------------------------------------------------------------------------------------------------
         Pro forma                                                          $(1,889,872)       $(0.06)       $(0.06)
         ============================================================================================================

         The weighted-average assumptions used to estimate the fair value of options granted during the period were:

                Risk free interest rate                                3%
                Expected life                                     2 years
                Expected volatility                                   40%
                Expected dividends                                    nil

                                                                                          Contractual
                                                                                             weighted
                                                             Weighted                         average
                                                              average      Number of   remaining life
         Option continuity schedule                    exercise price        options          (years)
         ---------------------------------------------------------------------------------------------
         Balance, October 31, 2001                              $0.59      1,619,000             1.62
            Granted                                             $0.83      2,439,000
            Exercised                                           $0.53       (21,500)
            Expired or cancelled                                $0.59      (280,000)
         ---------------------------------------------------------------------------------------------
         Balance, October 31, 2002                              $0.75      3,756,500             1.59
            Granted                                             $0.51      1,127,000
            Exercised                                           $0.56        (4,000)
            Expired                                             $0.56       (88,500)
            Cancelled                                           $0.68      (114,000)
         ---------------------------------------------------------------------------------------------
         Balance, July 31, 2003                                 $0.69      4,677,000             0.79
         =============================================================================================

 (d)     Share purchase warrants

         The continuity of share purchase warrants is as follows:

         Note Reference                        7(f)            6(a)            7(e)           7(f)
                                           August 3       August 28     December 21    December 27
         Expiry date                           2002            2003            2003           2003
         Exercise price                       $0.70           $0.70           $0.85          $0.88           TOTAL
         ----------------------------------------------------------------------------------------------------------
         Balance, October 31, 2001        4,797,800       4,500,000       3,692,718              -      12,990,518
            Issued                               -                -               -        259,283         259,283
            Exercised                    (4,482,800)              -               -              -      (4,482,800)
            Expired                        (315,000)              -               -              -        (315,000)
         ----------------------------------------------------------------------------------------------------------
          Balance, October 31, 2002               -       4,500,000       3,692,718        259,283       8,452,001
            Exercised                             -      (4,500,000)              -              -      (4,500,000)
         ----------------------------------------------------------------------------------------------------------
         Balance, July 31, 2003                   -               -       3,692,718        259,283       3,952,001
         ==========================================================================================================

(e)      Share purchase warrants

         On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85.

(f)      Equity financing, August 2001

         On August 13, 2001, the Company completed a $3.1 million equity financing consisting of 4,797,800 units at a price of $0.65 per unit, of which 2,473,700 units were brokered. Each unit comprised one common share and one share purchase warrant exercisable to purchase an additional share at a price of $0.70 until August 3, 2002. In the fiscal year 2002, 4,482,800 share purchase warrants were exercised and the remaining 315,000 warrants expired unexercised.

(g)      Equity financing, August 2002

         On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange for ten consecutive trading days at or above $1.32.

(h)      Equity financing, May 2003

         On May 27, 2003, the Company completed a private placement financing consisting of 1,400,000 common shares at a price of $0.52 per share.

8.       Related party transactions

                                                                                         Nine months ended July 31
                                                                            ----------------------------------------
         Services rendered by:                              Reference                   2003                  2002
         -----------------------------------------------------------------------------------------------------------
         Hunter Dickinson Inc.                                  (a)                 $ 897,257             $ 694,617
         Hunter Dickinson Group Inc.                            (a)                    21,442                    -

                                                                                July 31, 2003      October 31, 2002
         -------------------------------------------------- ------------ -------------------------------------------
         Balances receivable (payable):
            Hunter Dickinson Inc.                               (b)                 $ 266,401              $ 10,637
            Mainland Exploration Limited Partnership            (c)                   245,924               242,516

         (a) Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

         (b) The balances receivable (payable) to HDI have resulted from advances against future work or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

         (c) Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that had provided merger, acquisition, financing and other corporate services to the Company and invests in exploration properties. Certain directors of the Company are also directors of Mainland's general partner. Mainland received 200,000 shares of the Company in exchange for the assignment to the Company of the October 1999 agreement to acquire Plateau Resources (Pty) Limited (note 6). The Company had also advanced Mainland $201,000 to October 31, 2000 and this amount, plus interest accrued at prime rate plus 1% compounded semi-annually, remains currently outstanding.

9.       Income taxes

         As at October 31, 2002, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not, that these amounts will be utilized.

              Non capital losses, expiring in various periods to 2009                $ 3,343,000
              Capital losses carried forward                                             931,000
              Excess of aggregate tax cost of equipment over net book value              101,000
              -----------------------------------------------------------------------------------
              Total losses and excess equipment tax costs available                  $ 4,375,000
              ===================================================================================